UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number 001-37595

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 31 January 2020	By	/s/ Katie Jackson-Turner
Katie Jackson-Turner
Company Secretary

The information contained in this Quarterly Management Statement (QMS) and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This QMS provides a summary of the unaudited business and financial trends for the year ended 31 December 2019 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis (the statutory perimeter). Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2018.

This QMS contains non-IFRS financial measures that are reviewed by management in order to measure our overall performance. These are financial measures which management believe provide useful information to investors regarding our results and are outlined as Alternative Performance Measures (APMs) in Appendix 1. These measures are not a substitute for IFRS measures. Appendix 2 contains supplementary consolidated information for Santander UK plc, our ring-fenced bank (RFB).

A glossary of terms is available at https://www.santander.co.uk/about-santander/investor-relations/glossary

Santander UK Group Holdings plc

Quarterly Management Statement

for the year ended

31 December 2019

Contacts
Bojana Flint	Director of Investor Relations & Strategic Initiatives	020 7756 6474
Paul Sharratt	Head of Debt Investor Relations	020 7756 4985
Stewart Todd	Head of External Affairs	020 7756 5533
Adam Williams	Head of Media Relations	020 7756 5533
For more information:	santander.co.uk/about-santander	ir@santander.co.uk

Nathan Bostock, Chief Executive Officer, commented:

“Our 2019 results were impacted by the ongoing competitive income pressure on mortgages and PPI charges, but they also include the investment we are making as part of our plan to transform the bank for the future. We have continued to support our customers and I am pleased that we delivered our strongest net mortgage growth in a decade, reinforcing our position as the UK’s third largest mortgage lender. We also successfully grew customer deposits across the business, driven by our focus on delivering great products and service, including an enhanced digital offering.”

“The environment for the banking sector remains challenging, with ongoing competitive pressures and a demanding regulatory agenda. However, the increased political certainty will be welcomed across the business community. We have taken decisive steps in 2019 to progress our strategic priorities and our focus on cost efficiency is starting to deliver tangible benefits. We are confident in our ability to succeed by providing our customers with an experience that is second to none and through a relentless focus on improving our efficiency and competitiveness. We are embedding sustainability across our business and in everything we do and we remain well-placed to meet our medium-term goals.”

Our 2019 financial results reflect competitive and regulatory pressures

•	Statutory PBT of £981m, down 37% year-on-year; adjusted PBT [1] of £1,300m, down 24%.

•	Statutory PBT was also impacted by £169m of PPI charges and a £155m investment in our transformation programme.

•

Return on ordinary shareholders’ equity of 4.9% and adjusted RoTE[1] of 7.8%, down 330 bps and 240bps, respectively, and Banking NIM of 1.64%, down 16bps, predominantly driven by mortgage income pressure. Return on ordinary shareholders’ equity also reduced due to changes in transformation charges and PPI provision charges.

We are delivering on a £400m transformation programme to improve future returns

•	Investment to date has primarily been on restructuring the branch network and reshaping our corporate business.

•	Decisive actions are beginning to translate into improved efficiency, with more than £80m savings realised in 2019.

•	More meaningful impact is expected in 2020 and onwards as momentum builds in our transformation programme.

•	Operating expenses down 1%; adjusted operating expenses[1] flat, as efficiency savings offset higher depreciation and inflation.

Supporting our customers while growing and operating our business sustainably

•	£7.4bn net mortgage growth in 2019 was our strongest for a decade, with a focus on pricing, customer retention and service.

•	Managed reduction in CRE of £1.1bn, as we focus on risk-weighted returns.

•	Customer deposits increased £5.7bn, our strongest growth in three years.

•	Digital adoption is improving customer experience; 52% of current accounts opened and 60% of retained mortgages refinanced online.

•	We are focused on embedding sustainability across our business and in 2019 used 100% renewable electricity.

Strong balance sheet as demonstrated by 2019 Bank of England stress test performance

•	Very good credit quality with low Stage 3 ratio of 1.15% (2018: 1.29%) and cost of risk of 11bps (2018: 8bps).

•	CET1 capital ratio up 110bps to 14.3% through ongoing capital accretion and active RWA management.

•	Maintaining prudent liquidity and funding position with an LCR of 146% (2018: 164%).

Income statement highlights	2019 £m	2018 £m
Operating income	4,170	4,543
Operating expenses before credit impairment losses, provisions and charges	(2,526)	(2,563)
Credit impairment losses	(220)	(153)
Provisions for other liabilities and charges	(443)	(260)

Profit before tax	981	1,567

Adjusted profit before tax [1]	1,300	1,707

Balance sheet and capital highlights	31.12.19 £bn	31.12.18 £bn
Customer loans	205.3	199.9
- of which retail mortgages	165.4	158.0
- of which corporates	22.3	24.1
Customer deposits	177.8	172.1
CET1 capital ratio	14.3%	13.2%
UK leverage ratio	4.7%	4.5%

1.

Non-IFRS measure. The financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on profit before tax of £319m in 2019 and £140m in 2018. See Appendix 1 for details and reconciliation to the nearest IFRS measure.

Delivering on our strategy

Our purpose remains unchanged, to help people and businesses prosper. Our aim is to be the best open financial services platform by acting responsibly and earning the lasting loyalty of our stakeholders, while delivering a culture that is simple, personal and fair.

Our refined strategic priorities are aligned to Banco Santander’s European strategy announced in April 2019. They are focused on customer loyalty, simplification, improved efficiency and sustainable growth, while being the best bank for our people and the communities in which we operate. Our four strategic priorities are set out below along with corresponding KPIs1.

1. Grow customer loyalty by providing an outstanding customer experience	31.12.19
Loyal customers (as a % of Active customers)	32%
Retail net promoter score (NPS)	Top 4
Business and corporate NPS	1	st
Digital customers (million)	5.8
2. Simplify and digitise the business for improved efficiency and returns
Adjusted RoTE[1]	See below
Adjusted cost-to-income ratio[1]	See below
3. Invest in our people and ensure they have the skills and knowledge to thrive
Top 10 company to work for over the medium-term	n.a
4. Further embed sustainability across our business
Financially empowered people	248,100

Return on ordinary shareholders’ equity was 4.9% and Adjusted RoTE1was 7.8%

Cost-to-income ratio was 62% and Adjusted cost-to-income ratio1 was 59%

Further information on our medium-term strategy and how we measure success will be provided in our 2019 Annual Report due to be published in March 2020 alongside our ESG Supplement, detailing our sustainability strategy.

With strong foundations already in place, the proven stability and resilience of our balance sheet, and an ambitious transformation programme, we believe we are well positioned to deliver sustainable results and achieve our medium-term targets of 34% Loyal customers and 9-11% Adjusted RoTE1 for our business.

2020 Operating environment

•

Despite a more certain political backdrop, we expect economic growth in the UK to remain relatively subdued with continued uncertainty regarding the UK’s future trade relationship with the EU. In addition, with a highly competitive banking market and demanding regulatory change agenda, we remain somewhat cautious in our 2020 outlook.

•

In our core markets we anticipate mortgage lending growth of c3%, with borrower demand and house price growth likely to continue at lower than long-term levels. The corporate borrowing market remains unpredictable and despite downside risk is expected to grow by c4%.

2020 Outlook

•

We expect our net mortgage lending to be in line with market growth, as we focus on quality customer service, retention and our comprehensive proposition for first-time buyers. We will continue to actively manage our CRE exposures and focus on supporting our non-CRE trading business customers.

•

We expect pressures on Banking NIM to continue, although at a slower rate and predicated on a stable rate environment. With the SVR portfolio now 9% of the total mortgage book, we expect SVR attrition to be proportionally lower along with signs of front book margins improving. Recently announced changes to deposit pricing should also begin to offset some of these pressures in the second half of 2020.

Lastly, the implementation of regulatory changes regarding the high cost of credit will also increase net interest income, although it is worth noting that this will be more than offset by a reduction in non-interest income.

•	We expect adjusted operating expenses[1] to be lower in 2020 as the momentum behind our transformation programme builds and improved efficiency begins to outweigh inflationary and other pressures.

•

Credit impairments are likely to increase from the very low levels seen in recent years, although we do not anticipate a material worsening of credit quality given our prudent approach to risk and the supportive environment.

•	Since 31 December 2019, trends evident in the business operating results have not changed significantly.

1.	Non-IFRS measure. See Appendix 3 for KPI definitions.

Summarised consolidated income statement

	2019	2018	Change
	£m	£m	%
Net interest income	3,295	3,606	(9)
Non-interest income [1]	875	937	(7)

Total operating income	4,170	4,543	(8)
Operating expenses before credit impairment losses, provisions and charges	(2,526)	(2,563)	(1)
Credit impairment losses	(220)	(153)	44
Provisions for other liabilities and charges	(443)	(260)	70

Profit before tax	981	1,567	(37)

Tax on profit	(272)	(403)	(33)

Profit after tax	709	1,164	(39)

Banking NIM	1.64%	1.80%	-16bps
Cost-to-income ratio (CIR)	61%	56%	5pp

2019 compared to 2018

•	Net interest income was down 9%, largely impacted by mortgage back book pressure and £3.9bn of SVR attrition (2018: £4.9bn).

•	Non-interest income was down 7%, largely due to £58m of ring-fencing perimeter changes in 2018, partially offset by £15m additional Vocalink consideration received in Q219.

When adjusted for these items and £103m (2018: £63m) of operating lease depreciation3, non-interest income was down 7%, largely due to the closure of trading businesses following ring-fencing implementation.

•

Operating expenses before credit impairment losses, provisions and charges were down 1%, with the absence of £48m of ring-fencing perimeter changes, £40m of GMP equalisation costs and £38m of Banking Reform costs all incurred in 2018. This was partially offset by £50m4 transformation costs in 2019 and £40m higher operating lease depreciation[3].

When adjusted for these items, operating expenses were flat2 as higher depreciation costs and inflationary pressures were offset by lower staff costs and efficiency savings.

•	Credit impairment losses were up 44% to £220m, largely due to lower mortgage releases as well as a few single name corporate exposures.

•

Provisions for other liabilities and charges were up £183m to £443m, largely due to additional PPI provisions of £169m and £105m of transformation programme charges[4] (predominantly restructuring costs) as well as an additional £10m other provision charge in 2019 pertaining to our retail credit business operations. Other adjustments to provisions amounted to £80m in 2018.

When adjusted for these items, provisions were down £21m2, which was the net effect of a number of items, most notably the release of property provisions.

•	Profit before tax was down 37% to £981m and adjusted profit before tax was down 24%[2] to £1,300m2, due to factors outlined above.

•	Tax on profit decreased £131m to £272m, as a result of lower taxable profits in 2019, partially offset by additional PPI remediation charges which are not tax deductible.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.

Non-IFRS measure. The financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on profit before tax of £319m in 2019 and £140m in 2018. See Appendix 1 for details and reconciliation to the nearest IFRS measure.

3.

Non-IFRS measure. In Q419 we made a new adjustment for operating lease depreciation relating to our consumer (auto) finance business which is included in adjusted non-interest income and excluded from adjusted operating expenses (2019: £103m, 2018: £63m). See Appendix 1 for details.

4.	Transformation programme investment of £155m, of which £50m is operating expenses and £105m is provisions for other liabilities and charges.

	Q419	Q319	Change
	£m	£m	%
Net interest income	811	813	—
Non-interest income [1]	224	205	9

Total operating income	1,035	1,018	2
Operating expenses before credit impairment losses, provisions and charges	(641)	(618)	4
Credit impairment losses	(83)	(68)	22
Provisions for other liabilities and charges	(115)	(122)	(6)

Profit before tax	196	210	(7)

Tax on profit	(48)	(60)	(20)

Profit after tax	148	150	(1)

Banking NIM	1.58%	1.60%	-2bps
CIR	62%	61%	1pp

Q419 compared to Q319

Quarter on quarter variances largely followed the trends outlined for 2019 versus 2018, with the following notable exceptions:

•	Non-interest income increased 9% largely due to a release of residual value provisions related to consumer (auto) finance.

•	Operating expenses increased 4% largely due to £27m (Q319: £9m) investment in transformation projects.

•

Provisions for other liabilities and charges decreased 6% due to the absence of PPI provision charges (Q319: £99m), partially offset by £87m UK Bank Levy charged annually in Q4 and an additional £10m other provision charge also in Q4.

The information in this QMS has been prepared in accordance with our accounting policies described in our 2018 Annual Report on Form 20-F for the year ended 31 December 2018 filed with the SEC on 8 March 2019, except as described below.

Changes to the results’ basis of presentation – application of IAS 12

•

IAS 12 ‘Income Taxes’ amendment has been applied in these results. The amendment states that the income tax consequences arising from dividends on equity instruments should normally be recognised in the income statement, whereas they were previously classified as tax on other equity instruments and recognised in the statement of changes in equity.

•	This has been applied retrospectively, and consequently reduced the tax on profit by £43m for the year ended 31 December 2018. Adjusted RoTE was also impacted for all periods in 2018.

Summarised balance sheet	31.12.19	31.12.18
	£bn	£bn
Customer loans	205.3	199.9
Other assets	83.2	89.5

Total assets	288.5	289.4

Customer deposits	177.8	172.1
Total wholesale funding	65.3	70.9
Other liabilities	29.1	30.2

Total liabilities	272.2	273.2
Shareholders’ equity	15.9	15.8
Non-controlling interest	0.4	0.4

Total liabilities and equity	288.5	289.4

•	Customer loans increased £5.4bn, with mortgage lending in Retail Banking up £7.4bn. This was partially offset by a reduction in corporate lending which included managed reductions in CRE of £1.1bn.

•

Customer deposits increased £5.7bn, with £3.0bn growth in Retail Banking supported by a successful ISA campaign and 1I2I3 Business Current Account inflows. Corporate deposits also increased as we focused on building strong customer relationships.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Business and digital developments

•

Mortgages and the products supporting our core loyalty proposition continue to be our main focus. This year we launched a new advertising campaign across multiple marketing channels focused on mortgage lending and raising brand awareness. We extended our mortgage services by launching a facility enabling online banking customers with an existing mortgage to request a switch to a new deal online in under 10 minutes. We also launched a pilot through Mortgage Engine to provide the first multi decision in principle technology for intermediaries. A regular overpayments online facility launched in 2019, helping customers to pay off their mortgage earlier, with more than 50% of regular overpayments now made online.

•

Significant progress has been made to improve the digital experience for our customers. Our Mobile App[1] rating remains at 4.8 out of 5, and we have grown the number of digital customers to 5.8m. Online mortgage retention is up 5pp to 60% and online current account openings are up 8pp to 52% on the prior year as we continue to develop and enhance our systems and processes, listening to our customers and working to address their needs. In 2019, 62% of credit card sales were made online. We fully migrated our website www.santander.co.uk onto a new platform with a refreshed design to improve both customer experience and performance.

•

As part of our restructure of the branch network in 2019, we closed 140 branches, creating an optimised network of 616 branches. We are evolving our branches to encourage customer visits, with 1,085 ‘First Time Buyer’ events held in 2019, and plan to launch new events in 2020 focused on helping customers with scam awareness. In July we opened our first Work Café based in Leeds, offering a modern environment to engage with customers, host events and test new technologies.

•

This month we announced changes to the 1I2I3 Current Account as a result of a number of factors including a persistently low interest rate environment and the financial impact of regulatory changes in the banking industry. Taking effect from 5 May 2020, the interest rates on our 1I2I3 Current Accounts will be reduced from 1.50% to 1.00% on balances up to £20,000. We will also cap household bill cashback at £5 in each of our cashback categories. Our 1I2I3 accounts provide a range of benefits that we know our customers value and our goal is to ensure these accounts remain sustainable for the future.

•

In response to the FCA’s new rules on the high cost of credit which aim to reform the overdraft market, we announced a change to our overdraft charges. From 6 April 2020, we will introduce a single interest rate of 39.9% EAR (variable) for an arranged overdraft on all adult accounts (except the Choice Current Account which will charge a lower rate of 29.9% EAR) in place of fees charged. These changes will make the cost of using an overdraft more proportionate to the amount borrowed. Six out of seven overdraft users will pay less than they currently pay.

•

We are continuing with our support for Santander Universities. This year we announced funding to help establish MK:U, the UK’s first university focused on digital skills, further strengthening Milton Keynes’ position as Europe’s leading Smart City. MK:U is expected to serve at least 5,000 students and open by 2023.

•

Our Corporate & Commercial Banking business continues to support customers in realising their ambitions by leveraging our unique international proposition and expertise. Over the last year we officially launched the Trade Club Alliance, a new digital platform bringing together a network of banking partners to help businesses bolster global trade. This year we held 100 trade events along with increasing the number of trade corridors we operate to 17, from 10 in 2018.

•	In 2019, we prepared an implementation plan to address the requirements of the PRA on climate change and align to the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD).

2019 PRA stress test results

•	The results of the latest round of PRA stress tests were released in Dec19. As a result of the exercise, the Bank of England did not require Santander UK to undertake any actions.

•

With a stressed CET1 ratio of 10.8% after allowed management actions and on an IFRS 9 transitional basis, we were well above the PRA threshold requirement of 8.1%. Additionally, with a stressed leverage ratio of 3.8% after allowed management actions, we were above the PRA threshold requirement of 3.57%.

1.	Rating for iOS mobile app.

Capital and funding	31.12.19	31.12.18
	£bn	£bn
Capital
CET1 capital	10.4	10.4
Total qualifying regulatory capital	15.8	15.0
CET1 capital ratio	14.3%	13.2%
Total capital ratio	21.6%	19.1%
UK leverage ratio	4.7%	4.5%
RWAs	73.2	78.8
- of which Retail Banking [1]	49.0	47.9
- of which Corporate & Commercial Banking	12.5	17.0
- of which Corporate & Investment Banking [1]	4.9	6.9
- of which Corporate Centre [1]	6.8	7.0
Funding
Total wholesale funding and AT1	67.8	73.2
- of which with a residual maturity of less than one year	22.5	16.8

•	CET1 capital was stable at £10.4bn, with ongoing capital accretion through profits retained after dividend payment, offset by market-driven pension movements.

•

RWAs reduced largely as a result of significant risk transfer (SRT) securitisations and lower corporate lending as we continue to focus on risk-weighted returns. This was partially offset by increased RWAs in Retail Banking in line with mortgage lending growth.

•	CET1 capital ratio increased 110bps to 14.3%, through active RWA management. UK leverage ratio increased 20bps to 4.7%.

•

Total wholesale funding decreased, reflecting maturities in the period, partially offset by covered bond issuances of £1bn in Feb19, €1bn in May19 and £1bn in Nov19, along with senior unsecured issuance of $1bn in Jun19. In Aug19, we increased our AT1 outstanding by £200m via the issuance of a new £500m 6.3% AT1 to Banco Santander and the repurchase of the £300m 7.6% AT1 from Banco Santander.

Liquidity	31.12.19	31.12.18
	£bn	£bn
Santander UK plc Domestic Liquidity Sub-group (RFB DoLSub)
Liquidity Coverage Ratio (LCR)	146%	164%
LCR eligible liquidity pool	42.0	54.1

Santander Financial Services (SFS)
Liquidity Coverage Ratio (LCR)	471%	—
LCR eligible liquidity pool	5.7	—

•	While LCR remains high at 146%, it is lower than 2018 reflecting reduced uncertainty.

•

The RFB DoLSub LCR and LCR eligible liquidity pool both decreased following the transfer of our Isle of Man and Jersey businesses (Crown Dependencies) into SFS in 2018 as part of ring-fencing implementation.

•	SFS liquidity benefited from £6.1bn of deposits in our Crown Dependencies business, which increased £1.3bn in 2019 in preparation for the planned transfer of some RFB assets to SFS in 2020.

1.

Segmental RWAs for 31.12.18 restated to reflect the transfer of our short-term markets activity from CIB to Corporate Centre and the reallocation of an equity stake in a joint venture from Corporate Centre to Retail Banking.

Retail Banking

Summary income statement	2019 £m	2018 £m	Change %
Net interest income	2,876	3,126	(8)
Non-interest income [1]	698	638	9

Operating income	3,574	3,764	(5)

Operating expenses before credit impairment losses, provisions and charges	(1,994)	(1,929)	3
Credit impairment losses	(160)	(124)	29
Provisions for other liabilities and charges	(292)	(230)	27

Profit before tax	1,128	1,481	(24)

•

Profit before tax decreased, largely due to pressure from the mortgage back book, including £3.9bn of SVR attrition, as well as additional PPI provision charges and lower credit impairment releases. Higher operating lease volumes and a change in accounting treatment[2] of residual value risk resulted in increased non-interest income, partially offset by higher depreciation in operating expenses.

Customer balances	31.12.19	31.12.18
	£bn	£bn
Mortgages	165.4	158.0
Business banking	1.8	1.8
Consumer (auto) finance	7.7	7.3
Other unsecured lending	5.5	5.7

Customer loans	180.4	172.8

Current accounts	68.7	68.4
Savings	57.2	56.0
Business banking accounts	12.9	11.9
Other retail products	6.3	5.8

Customer deposits	145.1	142.1

Corporate & Commercial Banking

Summary income statement	2019	2018	Change
	£m	£m	%
Net interest income	359	403	(11)
Non-interest income [1]	78	82	(5)

Operating income	437	485	(10)

Operating expenses before credit impairment losses, provisions and charges	(264)	(258)	2
Credit impairment losses	(37)	(23)	61
Provisions for other liabilities and charges	(20)	(14)	43

Profit before tax	116	190	(39)

•

Profit before tax reduced 39%, largely due to lower net interest income following the 2018 and 2019 SRT securitisations. Credit impairment losses increased as a result of single name exposures and lower write-backs.

Customer balances	31.12.19	31.12.18
	£bn	£bn
Trading businesses	11.2	11.5
CRE	5.1	6.2

Customer loans	16.3	17.7

Customer deposits	18.2	17.6

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.

In 2019, our accounting treatment for residual value (RV) risk changed. This resulted in a £24m reversal of RV provisions recognised in Other Operating Income (of which £22m relates to charges taken in prior periods) which was partially offset by £7.5m accelerated depreciation of the underlying asset (prior periods: £2.3m). In addition there was a release of £13m excess RV provisions.

Corporate & Investment Banking 1

Summary income statement	2019	2018	Change
	£m	£m	%
Net interest income	63	69	(9)
Non-interest income [2]	112	183	(39)

Operating income	175	252	(31)

Operating expenses before credit impairment losses, provisions and charges	(171)	(250)	(32)
Credit impairment losses	(22)	(14)	57
Provisions for other liabilities and charges	(17)	(8)	n.m.

Loss before tax	(35)	(20)	(75)

•

Loss before tax increased to £35m driven by the 2018 changes in the statutory perimeter, following the transfers of activities to Banco Santander London Branch as part of ring-fencing implementation as well as higher credit impairment losses due to single name exposures.

Customer balances	31.12.19	31.12.18
	£bn	£bn
Customer loans	4.1	4.6
Customer deposits	6.1	4.8

Corporate Centre 1

Summary income statement	2019	2018	Change
	£m	£m	%
Net interest expense	(3)	8	n.m.
Non-interest income [2]	(13)	34	n.m.

Operating income/(expense)	(16)	42	n.m.

Operating expenses before credit impairment losses, provisions and charges	(97)	(126)	(23)
Credit impairment losses	(1)	8	n.m.
Provisions for other liabilities and charges	(114)	(8)	n.m.

Loss before tax	(228)	(84)	n.m.

•

Loss before tax increased, this was largely due to £155m transformation programme investment including £105m reported as provisions for other liabilities and charges and £50m reported as operating expenses. In addition, yields on non-core assets were lower in 2019 and non-interest income was impacted by the closure of trading businesses, while operating expenses related to Banking Reform and GMP equalisation in 2018 were not repeated.

Customer balances	31.12.19	31.12.18
	£bn	£bn
Social Housing	3.6	3.8
Crown Dependencies (Isle of Man and Jersey)	0.3	0.3
Non-core	0.6	0.7

Customer loans	4.5	4.8

Customer deposits	8.4	7.6
- of which Crown Dependencies	6.1	4.8

1.	2018 restated to reflect the closure of trading businesses following ring-fencing implementation.
2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Residential mortgage portfolio analysis

Mortgage lending - interest rate profile	31.12.19 £bn	%	31.12.18 £bn	%
Fixed rate	128.8	78	115.2	73
Variable rate	22.2	13	24.4	15
Standard Variable Rate	14.4	9	18.4	12

Total mortgages	165.4	100	158.0	100

Mortgage lending - borrower profile	31.12.19 £bn	%	31.12.18 £bn	%
Home movers	70.9	43	69.2	44
Re-mortgagers	52.5	32	51.3	32
First-time buyers	32.1	19	29.2	19
BTL	9.9	6	8.3	5

Total mortgages	165.4	100	158.0	100

Mortgage lending - geographical distribution	31.12.19 £bn	%	31.12.18 £bn	%
London	41.4	25	39.0	25
Midlands and East Anglia	22.1	13	21.1	13
North	22.7	14	22.2	14
Northern Ireland	3.3	2	3.4	2
Scotland	6.8	4	6.7	4
South East excluding London	51.7	31	48.7	31
South West, Wales and Other	17.4	11	16.9	11

Total mortgages	165.4	100	158.0	100

Mortgage average loan size – new business	FY19 £	FY18 £
London and South East	277,000	270,000
Rest of UK	154,000	150,000
All UK	207,000	203,000

Mortgage gross lending	FY19 £bn	FY18 £bn
Mortgage gross lending	31.3	28.8
- of which first-time buyers	7.0	4.8
- of which BTL	2.5	2.3

Mortgage loan-to-value (LTV)	31.12.19%	31.12.18%
Total new lending	65	63
- of which London	61	58
- of which BTL	64	62
Stock	43	42

Credit performance

31 December 2019	Customer loans £bn	Stage 3 drawn exposures £m	Stage 3 undrawn exposures £m	Stage 3 ratio %	Gross write- offs £m		Loan loss allowances £m
Retail Banking:	180.4	1,936	38	1.09	206		591
- of which mortgages	165.4	1,722	12	1.05	14		218
- of which business banking	1.8	78	1	4.28	24		52
- of which consumer (auto) finance	7.7	42	—	0.55	34		88
- of which other unsecured lending	5.5	94	25	2.15	134		233
Corporate & Commercial Banking	16.3	335	27	2.22	41		210
Corporate & Investment Banking	4.1	—	15	0.36	—		50
Corporate Centre	4.5	18	—	0.40	2		12

	205.3	2,289	80	1.15	249		863

31 December 2018	Customer loans £bn	Stage 3 drawn exposures £m	Stage 3 undrawn exposures £m	Stage 3 ratio %	Gross write- offs £m		Loan loss allowances £m
Retail Banking:	172.8	2,211	43	1.30	182		594
- of which mortgages	158.0	1,982	17	1.27	18		237
- of which business banking	1.8	89	—	4.99	15		53
- of which consumer (auto) finance	7.3	43	—	0.58	24		85
- of which other unsecured lending	5.7	97	26	2.17	125		219
Corporate & Commercial Banking	17.7	264	12	1.56	97		182
Corporate & Investment Banking	4.6	—	26	0.56	252	[1]	18
Corporate Centre	4.8	16	—	0.33	3		13

	199.9	2,491	81	1.29	534		807

Of which corporates
31 December 2019	22.3	413	43	2.04	65		311
31 December 2018	24.1	353	38	1.62	365		253

1.	Related to Carillion plc write-off in Q118.

Appendix 1 – Alternative Performance Measures (APMs)

Management reviews APMs to measure our overall performance, position and profitability and believes that presentation of these provides useful information to investors regarding our results of operations. The APMs outlined below identify and quantify items management believes to be significant, to improve the assessment of period-on-period performance and underlying trends in the business and to align internal and external reporting. These APMs are not accounting measures within the scope of IFRS and are not a substitute for IFRS measures. The APMs exclude or include amounts that would not be adjusted in the most comparable IFRS measures, in compliance with U.S. Securities and Exchange Commission (SEC) and European Securities and Markets Authority (ESMA) guidelines.

1. Adjusted profit before tax	2019	2018
	£m	£m
Net interest income
Reported	3,295	3,606
Adjust for ring-fencing perimeter changes [1]	—	(8)

Adjusted	3,295	3,598

Non-interest income
Reported	875	937
Adjust for ring-fencing perimeter changes [1]	—	(58)
Adjust for Vocalink Holdings Limited shareholding [1]	(15)	—
Adjust for operating lease depreciation	(103)	(63)

Adjusted	757	816

Operating expenses before credit impairment losses, provisions and charges
Reported	(2,526)	(2,563)
Adjust for Banking Reform costs [1]	—	38
Adjust for GMP equalisation costs [1]	—	40
Adjust for transformation costs [1]	50	—
Adjust for perimeter changes [1]	—	48
Adjust for operating lease depreciation	103	63

Adjusted	(2,373)	(2,374)

Provisions for other liabilities and charges
Reported	(443)	(260)
Adjust for transformation charges [1]	105	—
Adjust for PPI provision charge [1]	169	—
Adjust for other conduct provision release [1]	—	(11)
Adjust for other provision charges [1]	10	91

Adjusted	(159)	(180)

Profit before tax
Reported	981	1,567
Specific income, expenses and charges	319	140

Adjusted profit before tax	1,300	1,707

Operating lease depreciation adjustment

In Q419 we began to adjust operating expenses and non-interest income for operating lease depreciation. We believe this provides a clearer explanation of expenses and income as operating lease depreciation is a direct cost associated with growing business volumes largely in consumer (auto) finance.

Other provision charges

In Q419 we made a £10m provision in relation to our retail credit business operations. This follows a £58m charge in Q418 (included in the total adjustment of £91m).

2. Adjusted cost-to-income ratio	2019	2018
	£m	£m
Adjusted net interest income	3,295	3,598
Adjusted non-interest income	757	816

Adjusted total operating income	4,052	4,414
Adjusted operating expenses before credit impairment losses, provisions and charges	(2,373)	(2,374)

Adjusted cost-to-income ratio	59%	54%

1.	Explanations of these adjustments were disclosed in the 2019 Half Yearly Financial Report on Form 6-K and the 2018 Annual Report on Form 20-F, as applicable.

Appendix 1 - APMs continued

3. Return on Tangible Equity	31.12.19	Specific income, expenses and charges	As adjusted
	£m	£m	£m
Profit after tax for 2019	709	270	979

Less non-controlling interests of annual profit	(37)		(37)

Profit due to equity holders of the parent (A)	672		942

	31.12.19 £m	Equity adjustments £m	As adjusted £m
Average shareholders’ equity	16,281
Less average Additional Tier 1 (AT1) securities	(2,141)
Less average non-controlling interests	(398)

Average ordinary shareholders’ equity (B)	13,742
Average goodwill and intangible assets	(1,795)

Average tangible equity (C)	11,947	68	12,015

Return on ordinary shareholders’ equity (A/B)	4.9%		—
Adjusted RoTE (A/C)	—		7.8%

	31.12.18	Specific income, expenses and charges	As adjusted
	£m	£m	£m
Profit after tax for 2018	1,164	107	1,271

Less non-controlling interests of annual profit	(39)		(39)

Profit due to equity holders of the parent (A)	1,125		1,232

	31.12.18 £m	Equity adjustments £m	As adjusted £m
Average shareholders’ equity	16,211
Less average Additional Tier 1 (AT1) securities	(2,041)
Less average non-controlling interests	(401)

Average ordinary shareholders’ equity (B)	13,769
Average goodwill and intangible assets	(1,778)

Average tangible equity (C)	11,991	37	12,028

Return on ordinary shareholders’ equity (A/B)	8.2%		—
Adjusted RoTE (A/C)	—		10.2%

•	Specific income, expenses, charges

Details of these items are outlined on the previous page with a total impact on profit before tax of £319m. The tax on these items is c£49m (PPI remediation charges are not deductible for corporation tax) and profit after tax on these items is £270m.

•	Equity adjustments

These adjustments are made to reflect the impact of adjustments to profit on average tangible equity.

Management does not assess forward-looking ‘Return on ordinary shareholders’ equity’ (ROE) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS Adjusted RoTE targets for the medium term to an equivalent IFRS measure for ROE is not available without unreasonable efforts.

Appendix 2 - Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc.

Summarised consolidated income statement	2019	2018
	£m	£m
Net interest income	3,292	3,603
Non-interest income [1]	881	931

Total operating income	4,173	4,534

Operating expenses before credit impairment losses, provisions and charges	(2,499)	(2,579)

Credit impairment losses	(221)	(153)
Provisions for other liabilities and charges	(441)	(257)

Total operating impairment losses, provisions and charges	(662)	(410)

Profit before tax	1,012	1,545
Tax on profit	(279)	(399)

Profit after tax for the period	733	1,146

Summary of segmental balance sheet assets and liabilities	31.12.19	31.12.18
	£bn	£bn
Customer loans
Retail Banking	180.4	172.8
Corporate & Commercial Banking	16.3	17.7
Corporate & Investment Banking	4.1	4.6
Corporate Centre	4.2	4.5

Total customer loans	205.0	199.6
Other assets	76.7	83.8

Total assets	281.7	283.4

Customer deposits
Retail Banking	145.1	142.1
Corporate & Commercial Banking	18.2	17.6
Corporate & Investment Banking	6.1	4.8
Corporate Centre	2.3	2.8

Total customer deposits	171.7	167.3
Total wholesale funding	65.2	70.8
Other liabilities	28.7	29.3

Total liabilities	265.6	267.4
Shareholders’ equity	15.9	15.8
Non-controlling interests	0.2	0.2

Total liabilities and equity	281.7	283.4

Summarised consolidated capital	31.12.19	31.12.18
	£bn	£bn
Total qualifying regulatory capital	15.8	15.9
Risk-weighted assets (RWAs)	72.6	78.5
Total capital ratio	21.7%	20.3%

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information in this Appendix has been prepared in accordance with Santander UK plc’s accounting policies described in its 2018 Annual Report on Form 20-F for the year ended 31 December 2018 filed with the SEC on 11 March 2019, except as described below.

Changes to the results’ basis of presentation – application of IAS 12

•

IAS 12 ‘Income Taxes’ amendment has been applied in these results. The amendment states that the income tax consequences arising from dividends on equity instruments should normally be recognised in the income statement, whereas they were previously classified as tax on other equity instruments and recognised in the statement of changes in equity.

•	This has been applied retrospectively, and consequently reduced the tax on profit by £42m for the year ended 31 December 2018.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Appendix 3 – Definitions of KPIs

•	Loyal customers (as a % of active customers)

Loyal customers are defined as primary banking current account customers who hold an additional product. Active customers are defined as those having an open account, with more than a set minimum balance along with certain specified transactions in the prior month. Associates of a business might also have a personal relationship and vice versa.

•	Net Promoter Score (NPS) – retail and corporate

NPS measures customer experience and predicts business growth. This proven metric provides the core measurement for customer experience management programs and the loyalty of customers to a company. Retail NPS: The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, IPSOS MORI. The NPS is based on a 11-point scale (%Top2 - %Bottom 7) across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ended 31 December 2019, based on 14,012 interviews and compared against twelve months ended data for the period as indicated. The competitor set used to calculate the product weights is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest, TSB and RBS.

Business and corporate NPS: Measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 14,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates. The data is based upon 9974 interviews made in twelve months ended 31 December 2019 with businesses turning over from £0 - £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. NPS - recommendation score is based on an 11 point scale (%Top 2 - %Bottom 7). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank and NatWest.

•	Digital customers

Digital customers reflect the number of customers who have logged onto Retail or Business online banking or mobile app(s) (Retail Mobile includes SanWallet & OnePayFX) at least once in the month.

•	Adjusted RoTE

The adjusted profit after tax attributable to equity holders of the parent divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and intangible assets. See Appendix 1 for details and a reconciliation to the nearest IFRS measure.

•	Adjusted cost to income ratio

Adjusted total operating expenses before credit impairment losses and provisions for other liabilities and charges as a percentage of adjusted total operating income. See Appendix 1 for details of adjustments.

•	Top 10 company to work for

In line with Banco Santander’s aspiration, we will aim to achieve the accreditation of a Top 10 company to work for, as measured by an industry-wide benchmarking survey, over the medium-term. In the meantime, we will continue to participate in the Top Employers Survey for which we were accredited in 2019 for 2020. We will also consider our participation in a ranking survey (such as Great Places to Work) in 2021, for accreditation in 2022 to check our progress towards our overarching medium-term target.

•	Financially empowered people

The number of people we are supporting who are unbanked, underbanked or in a situation of vulnerability to get access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education. In 2019 we started to contribute to Banco Santander’s target to financially empower 10m people by 2025.

Notes

•	Additional information about Banco Santander and Santander UK

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 144 million customers and over 200,000 employees at the close of September 2019. In September 2019, Banco Santander made attributable profit of EUR 3,732 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 December 2019, the bank serves around 14 million active customers with c23,500 employees and operates through 616 branches (which includes 51 university branches). Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers’ eligible deposits are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange.

None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement.

Disclaimer

Santander UK Group Holdings plc (Santander UK), Santander UK plc and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 243 of the Santander UK Group Holdings plc 2018 Annual Report on Form 20-F. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.